Filed Pursuant to Rule 433

Registration Statement No. 333-229396

Registration Statement No. 333-229396-01

Pricing Term Sheet

BERKSHIRE HATHAWAY FINANCE CORPORATION

Pricing Term Sheet

$750,000,000 4.250% Senior Notes due 2049

Issuer:	Berkshire Hathaway Finance Corporation
Guarantor:	Berkshire Hathaway Inc.
Offering Format:	SEC Registered
Trade Date:	March 6, 2019
Settlement Date:	March 15, 2019 (T+7)
Expected Ratings*:	Aa2 / AA

4.250% Senior Notes due 2049 (the “new notes”)

Principal Amount:	$750,000,000. The new notes are being offered as add on securities under the indenture pursuant to which $1,250,000,000 in aggregate principal amount of 4.250% Senior Notes due 2049 was previously issued (the “existing notes” and together with the new notes, the “notes”). The new notes constitute a further issuance of, and will be fungible with, the existing notes and form a single class of debt securities with the existing notes for all purposes under the indenture governing the notes. Immediately after giving effect to the issuance of the new notes, we will have $2,000,000,000 in aggregate principal amount of the notes outstanding.

Maturity Date:	January 15, 2049

Issue Price (Price to Public):	100.513% of face amount, plus accrued interest from and including January 11, 2019 to, but excluding, March 15, 2019 totaling approximately $5,666,667 (assuming the settlement date is March 15, 2019)

Gross Spread:	65bps

Proceeds to Issuer:	$748,972,500

Interest Rate:	4.250% per annum

Benchmark Treasury:	3.375% due November 15, 2048

Benchmark Treasury Yield:	3.069%

Spread to Benchmark Treasury:	+115bps

Yield to Maturity:	4.219%

Day Count Convention:

30/360

If any date on which interest is payable on the notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such interest payment date.

Interest Payment Dates:	Each January 15 and July 15, commencing July 15, 2019

Optional Redemption Provisions: Make-Whole Call: Par Call:	Prior to July 15, 2048, make-whole call for scheduled payments that would be due if the notes matured on the Par Call date at Treasury +25 bps On or after July 15, 2048

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	084664 CR0

ISIN:	US084664CR08

Other Information

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Settlement Period: The closing will occur on March 15, 2019, which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

Each of the issuer and the guarantor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.